UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER'S TERMINATION OF
REGISTRATION OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934 OR ITS TERMINATION OF THE DUTY
TO FILE REPORTS UNDER SECTION 13(a) OR SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Commission File Number        000-31134

Genesys S.A.

(Exact name of registrant as specified in its charter)

Le Triade, 215 rue Samuel Morse

34000 Montpellier, France

(+33 (0) 4 99 13 27)

(Address, including zip code, and telephone number, including area code,

of registrant's principal executive offices)

Ordinary shares, nominal value €1 per share

American Depositary Shares (as evidenced by American Depositary Receipts),

each representing one ordinary share par value €1.00 per share

(Title of each class of securities covered by this Form)

Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a) x	Rule 12h-6(d) □
(for equity securities)	(for successor registrants)
Rule 12h-6(c) □	Rule 12h-6(i) □
(for debt securities)	(for prior Form 15 filers)

PART I

ITEM 1. EXCHANGE ACT REPORTING HISTORY

A.        Genesys S.A. (the “Company”) first incurred the duty to file reports under Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (the “Exchange Act”) on February 13, 2001, the date on which its registration statement on Form F-4 (file no. 333-55392) became effective.

B.        The Company has filed or submitted all reports required under Exchange Act Section 13(a) or Section 15(d) and corresponding Commission rules for the 12 months preceding the filing of this form, and has filed at least one annual report under Section 13(a).

ITEM 2. RECENT UNITED STATES MARKET ACTIVITY

The Company’s securities were last sold in the United States in a registered offering under the Securities Act of 1933 in a rights offering pursuant to a registration statement on Form F-3 (file no. 333-130332) dated January 30, 2006.

ITEM 3. FOREIGN LISTING AND PRIMARY TRADING MARKET

A.        The primary trading market for the Company’s common shares is located in France, where the Company’s common shares are listed on Eurolist by Euronext Paris (Compartment C) under the symbol “GNS.”

B.        The Company’s common shares were first listed on the predecessor of Eurolist by Euronext Paris in October 1998. The Company’s securities have been listed on Eurolist by Euronext Paris for at least the 12 months preceding the filing of this Form.

C.        For the 12-month period from May 10, 2006 to May 10, 2007, 100% of the Company’s common shares were traded on Eurolist by Euronext Paris.

ITEM 4. COMPARATIVE TRADING VOLUME DATA

A.        The 12-month period used for calculations under Rule 12h-6(a)(4)(i) was from May 10, 2006 to May 10, 2007.

B.        The average daily trading volume of the securities that are the subject of this Form was 8,252 in the United States and 540,248 on a worldwide basis.

C.        As a percentage of worldwide average daily trading volume, average daily trading volume of the subject securities in the United States was 1.53%.

D.        The subject class of securities have been voluntarily delisted from the Nasdaq Global Market. The final day of trading on the Nasdaq Global Market was May 30, 2007. As of that date, the average daily trading volume of the subject class of securities in the United States as a percentage of the average daily trading volume for that class of securities on a worldwide basis for the preceding 12-month period was 1.53%.

D.        Not Applicable.

F.        The Company obtained trading volume for purposes of the calculations described in this Item 4 from Euronext and the Nasdaq Global Market.

ITEM 5. ALTERNATIVE RECORD HOLDER INFORMATION

Not Applicable.

ITEM 6. DEBT SECURITIES

Not Applicable.

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ITEM 7. NOTICE REQUIREMENT

A.        The Company disclosed its intent to voluntarily terminate the registration of the securities that are the subject of this Form in a press release dated May 11, 2007.

B.        The press release described above was published on the Market Wire service and was submitted to the Securities and Exchange Commission on Form 6-K via EDGAR on May 11, 2007.

ITEM 8. PRIOR FORM 15 FILERS

Not Applicable.

PART II

ITEM 9. RULE 12g3-2(b) EXEMPTION

The Company will publish the information required under Rule 12g3-2(b)(1)(iii) on its website www.genesys.com

PART III

ITEM 10. EXHIBITS

Not Applicable.

ITEM 11. UNDERTAKINGS

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

(1)	The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);
(2)	Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or
(3)	It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Genesys S.A. has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, Genesys S.A. certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under section 12(g) of the Exchange Act, or its duty to file reports under section 13(a) or section 15(d) of the Exchange Act, or both.

GENESYS S.A.

By: /s/ FRANCOIS LEGROS

Name: François Legros

Title: Chairman and Chief Executive Officer

Dated: June 4, 2007

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